UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Fog Cutter Capital Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

971892104

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971892104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald Berchtold

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 71,040 shares of Common Stock. See Item 4.

	6.	Shared Voting Power 570,072 shares of Common Stock. See Item 4.

	7.	Sole Dispositive Power 71,040 shares of Common Stock. See Item 4.

	8.	Shared Dispositive Power 570,072 shares of Common Stock. See Item 4.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 641,112 shares of Common Stock. See Item 4.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4% of shares of Common Stock. See Item 4.

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Fog Cutter Capital Group Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1410 SW Jefferson Street Portland, OR 97201-2548

Item 2.
	(a)	Name of Person Filing Donald Berchtold
	(b)	Address of Principal Business Office or, if none, Residence 1410 SW Jefferson Street Portland, OR 97201-2548
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $.0001 par value per share (the “Common Stock”).
	(e)	CUSIP Number 971892104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. Berchtold may be deemed to beneficially own 641,112 shares of Common Stock, which consists of (i) 61,040 shares of Common Stock held directly by Mr. Berchtold, (ii) 10,000 shares of Common Stock are issuable upon the exercise of outstanding options currently exercisable held by Mr. Berchtold, (iii) 164,778 shares of Common Stock held by Mr. Berchtold as trustee for certain minor children, of which shares Mr. Berchtold disclaims beneficial ownership, (iv) 396,170 shares of Common Stock owned by an entity of which Mr. Berchtold became manager on May 21, 2001, of which shares Mr. Berchtold disclaims beneficial ownership,  (v) 2,462 shares of Common Stock held by Mr. Berchtold’s spouse, of which shares Mr. Berchtold disclaims beneficial ownership, (vi) 4,678 shares of Common Stock owned by Mr. Berchtold’s dependent 23 year old son, of which shares Mr. Berchtold disclaims beneficial ownership, and (vii) 1,984 shares of Common Stock held by Mr. Berchtold’s wife as trustee for certain minor children, of which Mr. Berchtold disclaims beneficial ownership.

(b)

Percent of class:

As of December 31, 2004, Mr. Berchtold may be deemed to be the beneficial owner of an aggregate of 641,112 shares of Common Stock, which constituted approximately 7.4% of the shares of Common Stock outstanding as of December 31, 2004. For purposes of determining the aforementioned percentage, any security that Mr. Berchtold has the right to acquire within sixty days of December 31, 2004 is deemed to be outstanding but any security that any other person has the right to acquire within sixty days of December 31, 2004 is not deemed to be outstanding.

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

71,040 shares of Common Stock, consisting of 61,040 shares of Common Stock held directly by Mr. Berchtold and 10,000 shares of Common Stock issuable upon the exercise of outstanding options currently exercisable.

(ii)

Shared power to vote or to direct the vote

570,072 shares of Common Stock which consists of (i) 164,778 shares of Common Stock held by Mr. Berchtold as trustee for certain minor children, of which shares Mr. Berchtold disclaims beneficial ownership, (ii) 396,170 shares of Common Stock owned by an entity of which Mr. Berchtold became manager on May 21, 2001, of which shares Mr. Berchtold disclaims beneficial ownership,  (iii) 2,462 shares of Common Stock held by Mr. Berchtold’s spouse, of which shares Mr. Berchtold disclaims beneficial ownership, (iv) 4,678 shares of Common Stock owned by Mr. Berchtold’s dependent 23 year old son, of which shares Mr. Berchtold disclaims beneficial ownership, and (v) 1,984 shares of Common Stock held by Mr. Berchtold’s wife as trustee for certain minor children, of which Mr. Berchtold disclaims beneficial ownership.

(iii)

Sole power to dispose or to direct the disposition of

71,040 shares of Common Stock, consisting of 61,040 shares of Common Stock held directly by Mr. Berchtold and 10,000 shares of Common Stock issuable upon the exercise of outstanding options currently exercisable.

(iv)

Shared power to dispose or to direct the disposition of

570,072 shares of Common Stock which consists of (i) 164,778 shares of Common Stock held by Mr. Berchtold as trustee for certain minor children, of which shares Mr. Berchtold disclaims beneficial ownership, (ii) 396,170 shares of Common Stock owned by an entity of which Mr. Berchtold became manager on May 21, 2001, of which shares Mr. Berchtold disclaims beneficial ownership,  (iii) 2,462 shares of Common Stock held by Mr. Berchtold’s spouse, of which shares Mr. Berchtold disclaims beneficial ownership, (iv) 4,678 shares of Common Stock owned by Mr. Berchtold’s dependent 23 year old son, of which shares Mr. Berchtold disclaims beneficial ownership, and (v) 1,984 shares of Common Stock held by Mr. Berchtold’s wife as trustee for certain minor children, of which Mr. Berchtold disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other persons or entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (i) 164,778 shares of Common Stock held by Mr. Berchtold as trustee for certain minor children, of which shares Mr. Berchtold disclaims beneficial ownership, (ii) 396,170 shares of Common Stock owned by an entity of which Mr. Berchtold became manager on May 21, 2001, of which shares Mr. Berchtold disclaims beneficial ownership,  (iii) 2,462 shares of Common Stock held by Mr. Berchtold’s spouse, of which shares Mr. Berchtold disclaims beneficial ownership, (iv) 4,678 shares of Common Stock owned by Mr. Berchtold’s dependent 23 year old son, of which shares Mr. Berchtold disclaims beneficial ownership, and (v) 1,984 shares of Common Stock held by Mr. Berchtold’s wife as trustee for certain minor children, of which Mr. Berchtold disclaims beneficial ownership.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
Date
/s/ Donald Berchtold
Signature
Donald Berchtold
Name/Title